FRANK J. HARITON - ATTORNEY - AT - LAW

1065 Dobbs Ferry Road - White Plains - New York 10607 - (Tel) (914) 674-4373 - (Fax) (914) 693-2963 - (e-mail) hariton@sprynet.com

August 23, 2012

Max A. Webb, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549

Re:

Koffee Korner, Inc. (the “Issuer”)

Amendment Number 3 to Registration Statement on Form S-1

File Number 333-181719

Letter, dated August 20, 2012 (the “Comment Letter”)

Dear Mr. Webb:

This letter accompanies our filing of amendment number 3 to the above captioned registration statement on Form S-1 and responds to the staff’s comments expressed in the Comment Letter.  The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter.

1.

We have added additional disclosures in response to the comment.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton